Mail Stop 4561

December 29, 2009

Thomas J. Tiernan
President and Chief Executive Officer
Synaptics, Inc.
3120 Scott Blvd.
Santa Clara, CA 95054

> **Re: Synaptics, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed August 24, 2009**
> **File No. 000-49602**

Dear Mr. Tiernan:

        We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Part I

Item 1A. Risk Factors

The valuation of our technology conducted in connection with our international operating structure, page 27

1.   You state that under your international operating structure, one of your affiliates licensed from you certain rights to the pre-existing and in-process technology

associated with your products for exploitation in all geographic markets except the U.S., Japanese, and Korean markets. In your response, please describe in material detail the material terms of the operating structure and agreements, including the name of the affiliate and duration of the license agreement, and tell us what consideration you gave to discussing the material terms of this arrangement in your filing. Further, please explain your statement that the structure appropriately reflects where your profits are generated.

Part III

General

2.   Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that your Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed September 10, 2009)

Compensation Discussion and Analysis, page 7

General

3.   We note that in many instances your Compensation Discussion and Analysis does not provide the type of detailed information responsive to the requirements of Item 402 of Regulation S-K. We note further that although you provided representations in response to our prior letters dated November 1 and December 11, 2007 that your future filings will conform to the staff's comments, your executive compensation and related disclosure for fiscal year 2009 is not responsive to the comments previously issued. Please amend Part III of your Form 10-K to provide revised disclosure responsive to the Staff's comments, which we have reissued below with respect to your disclosure for fiscal year 2009.

4.   We refer you to comment 4 in our letter to you dated November 1, 2007. Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2009. We note that your compensation program for executive officers consists of base salary, performance-based bonuses, and stock-based compensation. Please

revise your disclosure to include a more detailed discussion that provides substantive analysis and insight into how your Compensation Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to Item 402(b)(1)(iii) and (iv) of Regulation S-K. You should provide a materially complete discussion of the specific factors considered by your Committee in ultimately approving the specific forms and amounts of compensation and include a discussion of why the Committee believes that the amounts paid to each named executive officer under each form are appropriate, addressing, as necessary, the various items considered in making specific compensation decisions.

5. Please refer to prior comment 5 of our letter dated November 1, 2007. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative and/or qualitative disclosure, as appropriate, of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

6. As noted in comment 6 in our letter to you dated November 1, 2007, the compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note wide disparities between Mr. Lee's bonus compensation and equity award grants in fiscal 2009 and those of the other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest paid named executive officers differs from that of other named executive officers. If policies or decisions relating to a named executive officer are materially different than those relating to the other officers, this should be discussed on an individualized basis.

7. As noted in comment 7 in our letter to you dated November 1, 2007, you provide minimal discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by your Compensation Committee. Please amend your disclosure to provide a more detailed discussion of how individual performance contributed to

actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. You should expand your discussion and analysis of the factors your Committee considered in establishing personal objectives for Mr. Lee. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Role of the Compensation Committee and Chief Executive Officer, page 7

8. As noted in comment 8 in our letter to you dated November 1, 2007, please elaborate on the role of Mr. Lee in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings or meets with the consultants used by your Committee.

Compensation Surveys and Compensation Consultants, page 7

9. We note that you regularly review compensation levels of companies that you deem to be similar to your company, regardless of their location. We also note on page 9, that you emphasized a comparison with technology companies with comparable revenue in your geographical area. Yet, you do not indicate how your compensation practices compared to your peer group, how you used the peer and industry compensation information, nor do you identify the companies whose compensation practices you consulted. Refer to Item 402(b)(xiv) of Regulation S-K. Please amend your disclosure to provide this information and to identify the data used by your compensation committee, including survey components, component companies, and the elements of compensation.

Base Salary and Annual Bonuses, page 8

10. It appears from your disclosure that the company performance objectives you reference were material to your executive compensation policies and decision-making processes for fiscal 2009, and in particular, your determination of cash bonuses for named executive officers. However, you have not provided quantitative disclosure of the corporate performance targets. Please tell us whether you have omitted the target information in reliance on Instruction 4 to Item 402(b) of Regulation S-K and, if so, that you have a competitive harm analysis that supports your reliance on that instruction, or advise. To the extent you have relied on Instruction 4 to omit this information, please tell us and provide meaningful disclosure regarding how difficult it was for the executive or how likely it was for the company to achieve the undisclosed target levels.

11.   It appears that the bonuses paid to your named executive officers were based upon achievement of undisclosed corporate performance targets and therefore appear to have been awarded pursuant to an "incentive plan," as such term is defined in Item 402(a)(6)(iii) of Regulation S-K. Accordingly, it appears that the amounts of such performance-based incentive cash bonuses should be included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table instead of in the Bonus column. Please revise your disclosure accordingly, or explain to us why you believe you have provided appropriate disclosure of the performance-based incentive cash bonuses awarded to your named executive officers for the years covered. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Fiscal 2009 Incentive Compensation Program, page 9

12.   Please refer to prior comment 10 in our letter dated November 1, 2007. Please revise your disclosure to discuss how your Committee determined the specific awards under your Incentive Compensation Program. Your disclosure should address the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plan. As noted in our prior comment, you should disclose for the fiscal year: (1) the aggregate dollar amount of the plan funding amount pool; (2) the dollar amount of the maximum amount based on percentage assigned that an executive officer could be awarded; and (3) the dollar amount of the actual award provided to a named executive officer during the fiscal year. Refer to Item 402(b)(1)(v), (b)(2)(v) and (vi) of Regulation S-K.

Change in Control and Severance Agreements, page 16

13.   Please refer to prior comment 11 of our letter dated November 1, 2007. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Item 13. Certain Relationships and Related Transactions, and Director Independence
(Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed
September 10, 2009)

14.   We note that you have incorporated by reference the information required by this
        Item from your definitive proxy statement; however, you have not disclosed in the
        definitive proxy statement whether you had any reportable transactions with
        related persons since the beginning of your last fiscal year nor have you disclosed
        what your related party transaction approval policy is. If no related party
        transactions occurred during this period, please provide an appropriate statement
        to this effect. Refer to Exchange Act Rule 12b-13. In addition, please provide the
        disclosure required pursuant to paragraph Item 404(b) of Regulation S-K.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please contact Stephani Bouvet at (202) 551-3545, or in her absence, the undersigned at (202) 551-3457. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel